EXHIBIT 99.36
                                                                   -------------



                           VIKING ENERGY ROYALTY TRUST
                          THIRD QUARTER INTERIM REPORT,
             FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2003


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                 NINE MONTHS ENDED SEPTEMBER 30  THREE MONTHS ENDED SEPTEMBER 30
                                                              2003         2002         2003                2002
-----------------------------------------------------------------------------------------------------------------
REVENUE
 Oil and natural gas                                     $ 172,392    $  98,264    $  57,382           $  34,835
 Royalties                                                 (30,973)     (12,714)     (10,426)             (4,568)
-----------------------------------------------------------------------------------------------------------------
                                                           141,419       85,550       46,956              30,267
-----------------------------------------------------------------------------------------------------------------

EXPENSES
 Operating                                                  38,800       26,718       14,207               8,906
 General and administrative                                  6,414        3,275        2,443               1,177
 Severance and internalization expense (Note 10)             1,262           --          657                  --
 Management fee                                                 --        2,121           --                 783
 Interest                                                    5,001        2,585        1,841               1,076
 Capital and other taxes                                     1,054          545          419                 117
 Depletion, depreciation and amortization                   57,593       34,394       21,202              11,628
 Future income tax recovery (Note 9)                       (15,790)      (3,629)      (2,526)             (1,237)
-----------------------------------------------------------------------------------------------------------------
                                                            94,334       66,009       38,243              22,450
-----------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD (NOTE 11)                      $  47,085    $  19,541    $   8,713           $   7,817
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings - opening                              43,052       26,141
ACCUMULATED EARNINGS - CLOSING                           $  90,137    $  45,682
================================================================================

CONSOLIDATED BALANCE SHEETS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                                                  SEPTEMBER  December 31
                                                                                       2003         2002
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                          $  24,786    $  20,991
     Prepaid expenses                                                                 3,811        2,599
---------------------------------------------------------------------------------------------------------
                                                                                     28,597       23,590
---------------------------------------------------------------------------------------------------------

Capital assets (Note 2)                                                             673,711      365,512
Reclamation fund                                                                      3,898        2,944
Goodwill (Note 2)                                                                    74,024           --
Other investments                                                                     1,014        1,054
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $ 781,244    $ 393,100
=========================================================================================================

LIABILITIES
Current liabilities
     Accounts payable                                                             $  25,774    $  17,301
     Unitholder and debenture distributions payable                                  10,318        5,472
     Due to related party - cash portion                                                 --        2,750
     Due to related party - Trust Unit portion                                          174        4,367
     Current portion of bank loan (Note 4)                                               --        7,731
---------------------------------------------------------------------------------------------------------
                                                                                     36,266       37,621
---------------------------------------------------------------------------------------------------------

Bank loan (Note 4)                                                                  155,283       85,037
Future income taxes (Note 2)                                                         86,487       38,130
Provision for site restoration (Note 2)                                               6,111        3,150
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                   284,147      163,938
=========================================================================================================

UNITHOLDERS' EQUITY
Unitholders' capital (Note 5)                                                       732,551      424,734
Accumulated earnings                                                                 90,137       43,052
Accumulated Unitholder and debenture distributions (Note 7)                        (325,591)    (238,624)
---------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                           497,097      229,162
---------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                         $ 781,244    $ 393,100
=========================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                           NINE MONTHS ENDED SEPTEMBER 30  THREE MONTHS ENDED SEPTEMBER 30
----------------------------------------------------------------------------------------------------------------------------
                                                                         2003        2002           2003              2002
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $ 47,085    $ 19,541       $  8,713          $  7,817
Add items not involving cash:
Depletion, depreciation and amortization                               57,593      34,394         21,202            11,628
Future income tax recovery                                            (15,790)     (3,629)        (2,526)           (1,237)
Other expenses                                                            351          --             85                --
----------------------------------------------------------------------------------------------------------------------------
Funds from operations                                                  89,239      50,306         27,474            18,208
Changes in operating working capital                                   (1,327)     (2,006)           781            (1,215)
----------------------------------------------------------------------------------------------------------------------------
                                                                       87,912      48,300         28,255            16,993
----------------------------------------------------------------------------------------------------------------------------
                                                                       55,179      23,603          3,614             2,338
FINANCING ACTIVITIES
Issuance of Trust Units (Note 5)
Issuance of convertible debentures (Notes 5 and 8)                     75,000          --             --                --
Issue costs (Note 5)                                                   (6,186)     (1,284)          (129)              (22)
Convertible debenture interest                                         (4,204)         --         (4,188)               --
Unitholder distributions                                              (74,590)    (45,722)       (28,835)          (16,282)
Bank Loan (Note 4)                                                    (15,125)     (2,336)         8,099             1,677
----------------------------------------------------------------------------------------------------------------------------
                                                                       30,074     (25,739)       (21,439)          (12,289)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation (Note 2)                    (73,038)         --           (397)               --
Acquisition of Landover Energy Inc.                                        --      (7,682)            --                --
Due to related party - cash portion and internalization costs          (2,981)         --           (128)               --
Acquisition and disposals of oil & gas properties (Note 3)            (21,898)      4,700            360              (658)
Capital development expenditures                                      (19,115)    (18,894)        (6,312)           (3,815)
Contributions to reclamation fund                                        (954)       (685)          (339)             (231)
----------------------------------------------------------------------------------------------------------------------------
                                                                     (117,986)    (22,561)        (6,816)           (4,704)
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                       $     --    $     --       $     --          $     --
============================================================================================================================
The Trust paid the following cash amounts:
Interest                                                             $  5,520    $  2,575       $  2,020          $  1,097
Capital & Current Taxes                                              $    598    $    545       $    127          $    312
----------------------------------------------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2003 AND 2002

1.       ACCOUNTING POLICIES

         These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2002 consolidated financial statements except as noted below. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2002 annual report.

         GOODWILL

         Under the terms of section 1581 of the CICA Handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.       ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") under a plan of arrangement in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units. The total purchase price, before the assumption of debt and acquisition costs was $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.0 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the assets and liabilities of the acquired company are estimated as follows:

                                                                                  (000S)
         --------------------------------------------------------------------------------
         Value of Viking Trust Units issued                                     $ 175,931
         Cash consideration                                                        66,000
         --------------------------------------------------------------------------------
         Purchase Price                                                           241,931
         --------------------------------------------------------------------------------
         Debt assumed                                                              77,639
         February distributions related to units issued on acquisition              2,738
         Related expenses and fees                                                  4,340
         --------------------------------------------------------------------------------
         Total Purchase Price                                                   $ 326,648
         ================================================================================

         Purchase price allocation:
         --------------------------------------------------------------------------------
         Net working capital deficit                                            $    (999)
         Provision for future site restoration                                     (2,230)
         Future income taxes                                                      (64,147)
         Goodwill                                                                  74,024
         Capital assets                                                           320,000
         --------------------------------------------------------------------------------
         Total Purchase Price                                                   $ 326,648
         ================================================================================

         Management is still completing its review of the capital assets acquired through this business acquisition, therefore the purchase price equation is subject to change based on the final determination of assets and liabilities acquired.

3.       PROPERTY ACQUISITION

         Effective May 15, 2003, the Trust acquired a package of properties of which the principal producing property is the Alexis Unit which produces mainly from the Banff pool for total cash consideration of $23,764,000. 4.

4.       BANK LOAN

         As a result of the completion of the KeyWest acquisition, the Trust's revolving borrowing limit was increased to $210.0 million and the operating line was increased to $15.0 million, for a total borrowing limit of $225.0 million. The Trust's credit facilities have been renewed to June 20, 2004, with the same terms as described in the notes to the consolidated financial statements for the year ended December 31, 2002. (See Note 13 - Subsequent Events)

5.       UNITHOLDERS' CAPITAL

         AUTHORIZED
         Unlimited number of Trust Units
         ISSUED                                                                NO. OF UNITS (000'S)          (000'S)
         ------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2002                                                          54,715     $   424,734
         Units issued with respect to KeyWest Acquisition                                    24,888         175,931
         Issue of Convertible Debentures (Note 8)                                                --          75,000
         Less: Issue Costs                                                                       --         (3,370)
         Units issued - Internalization of the Manager                                          654           4,566
         Distribution Reinvestment Plan                                                         532           3,371
         Employee options                                                                       828           4,735
         Debenture Conversion (a) (Note 8)                                                       97              --
         Trust Unit Public Offering May 29, 2003                                              8,000          50,400
         Less: Issue Costs                                                                       --         (2,816)
         ------------------------------------------------------------------------------------------------------------
         Balance, September 30, 2003 (See Note 13 - Subsequent Events)                       89,714     $  732,551
         ============================================================================================================

         (a) For the nine months ending September 30, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

         The Unit Option Plan allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The Trust has determined that amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

         Compensation cost for pro-forma disclosure is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the three months ended and nine months ended September 30, 2003, net income would be reduced by $38,551 and $115,652 (2002 - $82,000 and $161,000) respectively.

         The options have ten-year terms with expiry dates of August 2009 through July 2013. The weighted average remaining contract term of the options at September 30, 2003 is 8.3 years. The exercise price of the options outstanding at September 30, 2003 ranged from $6.10 to $8.55. The number of Units and exercise prices of options are detailed in the table below:

         (000'S - EXCEPT PER UNIT AMOUNTS)
         ----------------------------------------------------------------------------------------------------------------------
                                                          NINE MONTHS ENDED SEPTEMBER 30       THREE MONTHS ENDED SEPTEMBER 30
         ----------------------------------------------------------------------------------------------------------------------
                                                              Unit      Weighted Average              Unit    Weighted Average
                                                           Options        Exercise Price           Options      Exercise Price
         ----------------------------------------------------------------------------------------------------------------------
         Beginning of period                                 3,387      $           7.37             3,466    $           6.40
         Granted                                               778                  6.45               440                6.57
         Exercised                                            (828)                 6.65              (639)               6.60
         Cancelled                                            (253)                 6.75              (183)               6.92
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding before ratchet-down                     3,084                  7.38             3,084                7.38
         Ratchet-down reduction (a)                             --                 (1.00)                 -              (1.00)
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding, end of period                          3,084      $           6.38             3,084    $           6.38
         ======================================================================================================================

         Exercisable before ratchet-down                     1,237      $           7.67
         Ratchet-down reduction (a)                             --                 (1.14)
         --------------------------------------------------------------------------------
         Exercisable, end of period after ratchet-down       1,237      $           6.53
         ================================================================================

         (a) The above Ratchet-down reduction is available to Unit option holders at October 1, 2003.

6.       RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED
         (000'S EXCEPT PER UNIT AMOUNTS)

                                                          NINE MONTHS ENDED SEPTEMBER 30      THREE MONTHS ENDED SEPTEMBER 30
         ----------------------------------------------------------------------------------------------------------------------
                                                                 2003               2002              2003               2002
         ----------------------------------------------------------------------------------------------------------------------
         FUNDS FROM OPERATIONS                           $     89,239       $     50,306      $     27,474       $     18,208
         Contributions to reclamation fund                       (954)              (685)             (339)              (231)
         Convertible debenture interest                        (5,551)                --          (1,987)                  --
         ----------------------------------------------------------------------------------------------------------------------
         CASH AVAILABLE FOR DISTRIBUTION                       82,734             49,621            25,148             17,977
         Cash (applied to) funded from bank loan               (1,318)            (3,552)             3,514            (1,660)
         ----------------------------------------------------------------------------------------------------------------------
         UNITHOLDER DISTRIBUTIONS (a)                    $     81,416       $     46,069      $     28,662       $     16,317
         ======================================================================================================================
         UNITHOLDER DISTRIBUTIONS, PER UNIT              $       1.02       $       0.86      $       0.32       $       0.30
         ======================================================================================================================
         Number of units outstanding at period end          89,713,815      $ 54,520,893      $ 89,713,815       $ 54,520,893
         ======================================================================================================================

         (a) Unitholder distributions of $2,738,000 for Trust Units issued to KeyWest shareholders were recorded as a cost of the acquisition. Including this amount, total Unitholder distributions are $84,154,000.

7.       RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS

                                                                                   (000'S)
         ----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2001                                             $ (176,149)
         Unitholder distributions declared                                         (62,475)
         ----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                                               (238,624)
         Unitholder distributions declared                                         (81,416)
         Debentureholder interest (Note 8)                                          (5,551)
         ----------------------------------------------------------------------------------
         BALANCE, SEPTEMBER 30, 2003                                            $ (325,591)
         ==================================================================================

8.       CONVERTIBLE DEBENTURES

         On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures"). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 and the first interest payment occurred on July 31, 2003. As a result of the Trust's option to settle the principal and interest obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $0.4 million. On September 30, 2003, the quoted market value of the Convertible Debentures was $77,270,000.

9.       FUTURE INCOME TAXES

         The future income tax recovery for the nine months ended September 30, 2003, has been increased by $8.5 million due to a revision of the future federal and Alberta income tax rates applicable to the Trust in the second quarter of 2003.

10.      SEVERANCE AND INTERNALIZATION EXPENSE

         These expenses represent one-time general and administrative expenses that are not expected to recur. Of this amount, $0.2 million was satisfied in Trust Units.

11.      NET INCOME PER TRUST UNIT

                                                      NINE MONTHS ENDED SEPTEMBER 30          THREE MONTHS ENDED SEPTEMBER 30
                                                            2003                2002                2003                 2002
         ---------------------------------------------------------------------------------------------------------------------
         Net income
         Basic (a)                                       $  0.52             $  0.37             $  0.08              $  0.14
         Diluted (a)                                     $  0.52             $  0.36             $  0.08              $  0.14
         ---------------------------------------------------------------------------------------------------------------------

         (a) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 89,484,830 (2002 - Basic: 54,388,939; Diluted: 54,617,967) for
                  the three months ended September 30 and 80,194,075 (2002 -
                  Basic: 53,523,170; Diluted: 53,678,180) for the nine months ended September 30, 2003.

12.      FINANCIAL INSTRUMENTS

         The Trust uses commodity and foreign exchange swap contracts as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the three and nine months ended September 30, 2003 of $2,018,000 (2002 - loss of $935,420) and
         $11,979,000 (2002 - income of $190,715) respectively. These amounts are included in oil and natural gas revenue.

         The Trust also has power and heat hedging contracts to manage its exposure to increasing power costs, which resulted in hedging income of $285,000 for the three months ended September 30, 2003 (2002 - loss of $71,000) and $496,000 for the nine months ended September 30, 2003 (2002 - loss of $101,570). Power hedging gains and losses are included in operating expenses.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At September 30, 2003 the Trust had the following contracts in place, which are settled on a monthly basis:

         COMMODITY                                  QUANTITY                        PERIOD                            PRICE
         -------------------------------------------------------------------------------------------------------------------
         2003:
         -------------------------------------------------------------------------------------------------------------------
         Crude Oil Financial Swaps                 500 bbl/d          Oct. 1/03-Dec. 31/03                    $24.38 US/bbl

                                                   500 bbl/d          Oct. 1/03-Dec. 31/03              Floor $20.00 US/bbl
                                                                                                      Ceiling $25.00 US/bbl

                                                 3,500 bbl/d          Oct. 1/03-Dec. 31/03          2nd Floor $19.16 US/bbl
                                                                                                    1st Floor $23.14 US/bbl
                                                                                                      Ceiling $28.13 US/bbl


         Foreign Exchange                       $45,190 US/d          Oct. 1/03-Dec. 31/03                      $1.5867 CDN

         Natural Gas Swaps -
             Financial                           4,741 Mcf/d          Oct. 1/03-Oct. 31/03                       $4.38 /Mcf
             Physical                            4,123 Mcf/d          Oct. 1/03-Dec. 31/03                       $6.94 /Mcf
             Physical 50% participating          2,216 Mcf/d          Oct. 1/03-Dec. 31/03                        $6.33/Mcf

         Natural Gas - collars                   4,123 Mcf/d          Oct. 1/03-Dec. 31/03                  Floor $4.75/Mcf
                                                                                                          Ceiling $6.46/Mcf

                                                  2,855Mcf/d          Oct. 1/03-Dec. 31/03              2nd Floor $4.62/Mcf
                                                                                                        1st Floor $5.47/Mcf
                                                                                                          Ceiling $8.04/Mcf

         Power Swap                           2 megawatts/hr          Oct. 1/03-Dec. 31/03                       $40.60/Mwh

         Heat Swap                            5 megawatts/hr          Oct. 1/03-Dec. 31/03                       8.2 GJ/Mwh
         -------------------------------------------------------------------------------------------------------------------
         2004:
         -------------------------------------------------------------------------------------------------------------------
         Crude Oil Collars                       1,500 bbl/d          Jan. 1/04-Jun. 30/04          2nd Floor $22.00 US/bbl
                                                                                                    1st Floor $25.33 US/bbl
                                                                                                      Ceiling $30.75 US/bbl
                                                   500 bbl/d           Jul.1/04-Dec. 31/04          2nd Floor $23.00 US/bbl
                                                                                                    1st Floor $27.00 US/bbl
                                                                                                      Ceiling $30.05 US/bbl
         Natural Gas Swaps -
             Physical
             Physical Participating              1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.09 /Mcf
                                                 1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.02 /Mcf
         Natural Gas collars                     1,896 Mcf/d          Jan. 1/04-Oct. 31/04              2nd Floor $5.27/Mcf
                                                                                                        1st Floor $6.33/Mcf
                                                                                                          Ceiling $7.65/Mcf
         Heat Swap                            5 megawatts/hr          Jan. 1/04-Dec. 31/04                       8.2 GJ/Mwh

13.      SUBSEQUENT EVENTS

         Pursuant to a short form prospectus dated September 26, 2003, the Trust issued 6.8 million Trust Units at $6.30 per unit for net proceeds of $40.7 million on a bought deal basis. The offering closed on October 7, 2003.

         On November 5, 2003, the revolving borrowing limit was reduced from $210.0 million to $185.0 million. The operating line of $15.0 million has not been changed, for a total borrowing limit of $200.0 million. All other terms of the Trust's credit facilities remain unchanged.